SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cannae Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

13765N107

(CUSIP Number)

DAN GROPPER
C/O CANNAE HOLDINGS, INC.
1701 VILLAGE CENTER CIRCLE
LAS VEGAS, NV, 89134
203-485-0880

MEAGAN REDA, ESQ.
C/O CANNAE HOLDINGS, INC.
1701 VILLAGE CENTER CIRCLE
LAS VEGAS, NV, 89134
212-451-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

09/04/2025

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 13765N107

1	**Name of reporting person** CARRONADE CAPITAL MANAGEMENT, LP (0001866872)		
2	**Check the appropriate box if a member of a Group (See Instructions)** [X] (a) [ ] (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** AF		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** [ ]		
6	**Citizenship or place of organization** DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 0.00	
	8	**Shared Voting Power** 3,189,027.00	
	9	**Sole Dispositive Power** 0.00	
	10	**Shared Dispositive Power** 3,189,027.00	
11	**Aggregate amount beneficially owned by each reporting person** 3,189,027.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** [ ]		
13	**Percent of class represented by amount in Row (11)** 5.9 %		
14	**Type of Reporting Person (See Instructions)** IA, PN		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 13765N107

1	**Name of reporting person** Carronade Capital Master, LP (0001831354)		
2	**Check the appropriate box if a member of a Group (See Instructions)** [X] (a) [ ] (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** WC		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** [ ]		
6	**Citizenship or place of organization** CAYMAN ISLANDS		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 0.00	
	8	**Shared Voting Power** 3,012,218.00	
	9	**Sole Dispositive Power** 0.00	
	10	**Shared Dispositive Power** 3,012,218.00	
11	**Aggregate amount beneficially owned by each reporting person** 3,012,218.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** [ ]		
13	**Percent of class represented by amount in Row (11)** 5.6 %		
14	**Type of Reporting Person (See Instructions)** PN		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 13765N107

1	Name of reporting person		
	CARRONADE CAPITAL GP, LLC		
2	Check the appropriate box if a member of a Group (See Instructions)		
	[X] (a) [ ] (b)		
3	SEC use only		
4	Source of funds (See Instructions)		
	AF		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		
	[ ]		
6	Citizenship or place of organization		
	DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power	0.00
	8	Shared Voting Power	3,012,218.00
	9	Sole Dispositive Power	0.00
	10	Shared Dispositive Power	3,012,218.00
11	Aggregate amount beneficially owned by each reporting person		
	3,012,218.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)		
	[ ]		
13	Percent of class represented by amount in Row (11)		
	5.6 %		
14	Type of Reporting Person (See Instructions)		
	OO		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 13765N107

1	**Name of reporting person** CARRONADE CAPITAL MANAGEMENT GP, LLC		
2	**Check the appropriate box if a member of a Group (See Instructions)** [X] (a) [ ] (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** AF		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** [ ]		
6	**Citizenship or place of organization** DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 0.00	
	8	**Shared Voting Power** 3,189,027.00	
	9	**Sole Dispositive Power** 0.00	
	10	**Shared Dispositive Power** 3,189,027.00	
11	**Aggregate amount beneficially owned by each reporting person** 3,189,027.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** [ ]		
13	**Percent of class represented by amount in Row (11)** 5.9 %		
14	**Type of Reporting Person (See Instructions)** OO		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 13765N107

1	**Name of reporting person**		GROPPER DAN (0001268940)
2	**Check the appropriate box if a member of a Group (See Instructions)**		(a) [X] (b) [ ]
3	**SEC use only**		
4	**Source of funds (See Instructions)**		AF
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)**		[ ]
6	**Citizenship or place of organization**		UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power**	0.00
	8	**Shared Voting Power**	3,189,027.00
	9	**Sole Dispositive Power**	0.00
	10	**Shared Dispositive Power**	3,189,027.00
11	**Aggregate amount beneficially owned by each reporting person**		3,189,027.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)**		[ ]
13	**Percent of class represented by amount in Row (11)**		5.9 %
14	**Type of Reporting Person (See Instructions)**		IN, HC

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 13765N107

1	**Name of reporting person** Aboelnaga Mona (0001776223)		
2	**Check the appropriate box if a member of a Group (See Instructions)** [X] (a) [ ] (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** PF		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** [ ]		
6	**Citizenship or place of organization** UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 1,400.00	
	8	**Shared Voting Power** 0.00	
	9	**Sole Dispositive Power** 1,400.00	
	10	**Shared Dispositive Power** 0.00	
11	**Aggregate amount beneficially owned by each reporting person** 1,400.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** [ ]		
13	**Percent of class represented by amount in Row (11)** 0.003 %		
14	**Type of Reporting Person (See Instructions)** IN		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 13765N107

1	**Name of reporting person** Duster Benjamin (0001313071)		
2	**Check the appropriate box if a member of a Group (See Instructions)** [X] (a) [ ] (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** PF		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** [ ]		
6	**Citizenship or place of organization** UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 1,338.32	
	8	**Shared Voting Power** 0.00	
	9	**Sole Dispositive Power** 1,338.32	
	10	**Shared Dispositive Power** 0.00	
11	**Aggregate amount beneficially owned by each reporting person** 1,338.32		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** [ ]		
13	**Percent of class represented by amount in Row (11)** 0.002 %		
14	**Type of Reporting Person (See Instructions)** IN		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 13765N107

1	**Name of reporting person** DENNIS A. PRIETO		
2	**Check the appropriate box if a member of a Group (See Instructions)** [X] (a) [ ] (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** PF		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** [ ]		
6	**Citizenship or place of organization** UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 1,470.00	
	8	**Shared Voting Power** 0.00	
	9	**Sole Dispositive Power** 1,470.00	
	10	**Shared Dispositive Power** 0.00	
11	**Aggregate amount beneficially owned by each reporting person** 1,470.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** [ ]		
13	**Percent of class represented by amount in Row (11)** 0.003 %		
14	**Type of Reporting Person (See Instructions)** IN		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 13765N107

1	Name of reporting person CHERIE L. SCHAIBLE		
2	Check the appropriate box if a member of a Group (See Instructions) ☒ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) PF		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,360.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 1,360.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 1,360.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 0.003 %		
14	Type of Reporting Person (See Instructions) IN		

Comment for Type of Reporting Person:

SCHEDULE 13D

Item 1. Security and Issuer

(a) Title of Class of Securities:

Common Stock, $0.0001 par value

(b) Name of Issuer:

Cannae Holdings, Inc.

(c) Address of Issuer's Principal Executive Offices:

C/O CANNAE HOLDINGS, INC., 1701 VILLAGE CENTER CIRCLE, LAS VEGAS, NV 89134

Item 1 Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

As previously disclosed in the Schedule 13D, on December 19, 2024, Carronade delivered a letter to the Issuer (the "Initial Nomination Letter") nominating Mona Aboelnaga, Benjamin C. Duster, IV, Dennis A. Prieto and Cherie L. Schaible (collectively, the "Nominees") for election to the Board of Directors of the Issuer (the "Board") at the Issuer's 2025 annual meeting of shareholders (the "Annual Meeting"). Notwithstanding Carronade's timely delivery of the Initial Nomination Letter, the Issuer announced on August 26, 2025 that the Annual Meeting will be held on December 12, 2025, more than 175 days after the anniversary date of the Issuer's 2024 annual meeting of shareholders. In light of this significant delay in holding the Annual Meeting, Carronade was compelled to resubmit its nomination of the Nominees for election to the Board at the Annual Meeting pursuant to the Issuer's Bylaws. Accordingly, on September 4, 2025, Carronde delivered a letter to the Issuer nominating the Nominees for election to the Board at the Annual Meeting.

Item 5. Interest in Securities of the Issuer

(a) Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 54,200,000 Shares outstanding, as of August 29, 2025, as reported by the Issuer in its Sum of the Parts report, dated August 29, 2025, which was posted on the Issuer's website.

As of the date hereof, Carronade beneficially owns directly 3,012,218 Shares, representing approximately 5.6% of the outstanding Shares.

Carronade Capital GP, as the general partner of Carronade, may be deemed the beneficial owner of the 3,012,218 shares of Common Stock owned directly by Carronade, representing approximately 5.6% of the outstanding Shares.

As of the date hereof, 176,809 Shares were held in the Managed Account, representing approximately 0.3% of the outstanding Shares.

Carronade Capital Management, as the investment manager of each of Carronade and the Managed Account, may be deemed the beneficial owner of the (i) 3,012,218 Shares beneficially owned directly by Carronade and (ii) 176,809 Shares held in the Managed Account, representing approximately 5.9% of the outstanding Shares.

Carronade Capital Management GP, as the general partner of Carronade Capital Management, may be deemed the beneficial owner of the (i) 3,012,218 Shares beneficially owned directly by Carronade and (ii) 176,809 Shares held in the Managed Account, representing approximately 5.9% of the

outstanding Shares.

Mr. Gropper, as the Managing Member of Carronade Capital Management GP, may be deemed the beneficial owner of the (i) 3,012,218 Shares beneficially owned directly by Carronade and (ii) 176,809 Shares held in the Managed Account, representing approximately 5.9% of the outstanding Shares.

As of the date hereof, Ms. Aboelnaga directly beneficially owns 1,400 shares of Common Stock, representing approximately 0.003% of the outstanding Shares.

As of the date hereof, Mr. Duster directly beneficially owns 1,338.329 shares of Common Stock, representing approximately 0.002% of the outstanding Shares.

As of the date hereof, Mr. Prieto directly beneficially owns 1,470 shares of Common Stock, representing approximately 0.003% of the outstanding Shares.

As of the date hereof, Ms. Schaible directly beneficially owns 1,360 shares of Common Stock, representing approximately 0.003% of the outstanding Shares.

The filing of this Amendment No. 1 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(c) Item 5(c) is hereby amended to add the following:

There were no transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

As described in the Schedule 13D, Carronade has signed the Engagement and Indemnification Agreements with each of the Nominees. A form of the Engagement and Indemnification Agreement is attached as Exhibit 99.2 to the Schedule 13D and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARRONADE CAPITAL MANAGEMENT, LP

Signature: /s/ Rinarisa Coronel DeFronze

Name/Title: Rinarisa Coronel DeFronze, Chief Compliance Officer & Counsel

Date: 09/08/2025

Carronade Capital Master, LP

Signature: /s/ Rinarisa Coronel DeFronze

Name/Title: Rinarisa Coronel DeFronze, Authorized Signatory

Date: 09/08/2025

CARRONADE CAPITAL GP, LLC

Signature: /s/ Rinarisa Coronel DeFronze

Name/Title: Rinarisa Coronel DeFronze, Authorized Signatory

Date: 09/08/2025

CARRONADE CAPITAL MANAGEMENT GP, LLC

Signature: /s/ Rinarisa Coronel DeFronze

Name/Title: Rinarisa Coronel DeFronze, Authorized Signatory

Date: 09/08/2025

GROPPER DAN

Signature: /s/ Dan Gropper

Name/Title: Individually and as attorney-in-fact for Mona Aboelnaga, Benjamin C. Duster, IV, Dennis A. Prieto and Cherie L. Schaible

Date: 09/08/2025

Aboelnaga Mona

Signature: /s/ Dan Gropper

Name/Title: Dan Gropper, Attorney-in-fact

Date: 09/08/2025

Duster Benjamin

Signature: /s/ Dan Gropper

Name/Title: Dan Gropper, Attorney-in-fact

Date: 09/08/2025

DENNIS A. PRIETO

Signature: /s/ Dan Gropper

Name/Title: Dan Gropper, Attorney-in-fact

Date: 09/08/2025

CHERIE L. SCHAIBLE

Signature: /s/ Dan Gropper

Name/Title: Dan Gropper, Attorney-in-fact

Date: 09/08/2025

Comments accompanying signature: